February 7, 2025

Yves Le Pendeven
Chief Financial Officer
Funko, Inc.
2802 Wetmore Avenue
Everett, WA 98201

        Re: Funko, Inc.
            Form 10-K for the Year Ended December 31, 2023
            Filed March 7, 2024
            File No. 001-38274
Dear Yves Le Pendeven:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Manufacturing